paragon

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

RECEIVED

2007 MAY -8 A 10:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

07023326

01 May 2007

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 30th April 2007.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

John G Gemmell
Group Company Secretary

PROCESSED
MAY 1 5 2007
THOMSON
FINANCIAL

Enc

dw 5/10

finance for people

INVESTOR IN PEOPLE

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

Document		**Date Distributed**	**Required Distribution Date**	**Source of Requirement**
1.	Regulatory Announcement – Total Voting Rights	02 April 2007	02 April 2007	DTR 5.6.1
2.	Regulatory Announcement – Holding(s) in Company	16 April 2007	17 April 2007	LR9.6.7
3.	Regulatory Announcement – Blocklisting Interim Review	17 April 2007	17 April 2007	LR3.5.6
4.	Regulatory Announcement – Holding(s) in Company	17 April 2007	18 April 2007	LR9.6.7

Documents Filed with Companies House	Date Submitted	Required Filing Date	Source of Requirement
5. Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	02 April 2007	09 April 2007	CA85 S.169
6. Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	12 April 2007	17 April 2007	CA85 S.169
7. Form 169(1B) Return by a public company purchasing its own shares for holding in treasury (original form lost by Stamping Office)	12 April 2007	06 April 2007	CA85 S.169
8. Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	19 April 2007	27 April 2007	CA85 S.169
9. Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	30 April 2007	01 May 2007	CA85 S.169

Regulatory Announcement

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RECEIVED

Free annual report

2007 MAY -8 A 10:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Total Voting Rights
Released	08:05 02-Apr-07
Number	1899U

RNS Number:1899U
Paragon Group Of Companies PLC
02 April 2007

VOTING RIGHTS AND CAPITAL

In conformity with the FSA's Disclosure and Transparency Rules we would like to notify the market of the following:

As at 31 March 2007, The Paragon Group of Companies PLC's capital consists of 121,486,277 ordinary shares with voting rights. The Paragon Group of Companies PLC holds 6,004,000 ordinary shares in Treasury.

Therefore, the total number of voting rights in The Paragon Group of Companies PLC is 115,482,277.

The above figure (115,482,277) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Paragon Group of Companies PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	14:18 16-Apr-07
Number	9271U

RNS Number:9271U
Paragon Group Of Companies PLC
16 April 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
No
....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
....

An event changing the breakdown of voting rights:
No
....

Other (please specify) :
Special notification required by DTR
....

3. Full name of person(s) subject to the notification obligation (iii):
Newton Investment Management Limited
....

4. Full name of shareholder(s) (if different from 3.) (iv):
Newton Investment Management Limited
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
N/A
....

6. Date on which issuer notified:
N/A
....

7. Threshold(s) that is/are crossed or reached:
N/A
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0006140361 Ordinary		

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0006140361 Ordinary	N/A	N/A	5,625,056	N/A	4.85%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
5,625,056	4.85%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Newton Investment Management holds these shares as discretionary Investment Managers.
....

Proxy Voting:

10. Name of the proxy holder:
N/A
....

11. Number of voting rights proxy holder will cease to hold:
N/A
....

12. Date on which proxy holder will cease to hold voting rights:
N/A
....

13. Additional information:
....

14. Contact name:
John G. Gemmell
....

15. Contact telephone number:
0121 712 2075

. . . .

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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RECEIVED
2007 MAY -8 A 10:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	09:36 17-Apr-07
Number	9759U

RNS Number:9759U
Paragon Group Of Companies PLC
17 April 2007

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The Paragon Group of Companies PLC

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 17/10/06 To 16/04/07

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme

795,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

795,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,753,000 Ordinary Shares of 10p each on 19/03/2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

121,486,277 Gross
115,482,277 Net of shares held in Treasury

Contact for queries

Name: Mr John Gemmell

Address: St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE

Telephone: 0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	14:59 17-Apr-07
Number	0130V

RNS Number:0130V
Paragon Group Of Companies PLC
17 April 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
....

An event changing the breakdown of voting rights:
No
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):
Newton Investment Management Limited
....

4. Full name of shareholder(s) (if different from 3.) (iv):
Newton Investment Management Limited
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
01/03/2007
....

6. Date on which issuer notified:
16/04/2007
....

7. Threshold(s) that is/are crossed or reached:
Increased to above 7%
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0006140361 Ordinary	5,625,056	4.85%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0006140361 Ordinary	N/A	N/A	8,214,606	N/A	7.11%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
8,214,606	7.11%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Newton Investment Management holds these shares as discretionary Investment Managers.

....

Proxy Voting:

10. Name of the proxy holder:
N/A

....

11. Number of voting rights proxy holder will cease to hold:
N/A

....

12. Date on which proxy holder will cease to hold voting rights:
N/A

....

13. Additional information:

....

14. Contact name:
John G. Gemmell

....

15. Contact telephone number:
0121 712 2075

....

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED
2007 MAY -8 A 10:23

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number of shares	40,000		
Date(s) shares delivered to the company	19/03/2007		
For each share: Nominal value	£0.10		
Maximum price paid	£5.810		
Minimum price paid	£5.765		

The aggregate amount paid by the company for the shares to which this return relates was: £231,816.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £1,160.00

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 19/03/2007

(**~~a director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS,
B91 3QE. Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only

Please complete legibly in black type or bold block lettering

Company Number	2336032
Company Name in full	THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	20/03/2007		
For each share: Nominal value	£0.10		
Maximum price paid	£5.8709		
Minimum price paid	£5.8709		

The aggregate amount paid by the company for the shares to which this return relates was:	£176,127.00
Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£885.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 20/03/2007

(~~**a director~~ / secretary / ~~administrator / administrative receiver~~ / ~~receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS,
B91 3QE. Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly in black type or bold block lettering

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	09/03/2007		
For each share: Nominal value	£0.10		
Maximum price paid	£6.0420		
Minimum price paid	£6.0420		

The aggregate amount paid by the company for the shares to which this return relates was:	£181,260.00
Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£910.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 9/3/07

(**~~a director~~/ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT, HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE Tel 0121 712 2077

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

THIRTY POUNDS 17 4 07

Pl… in …ace be… F… Revenu… C…se o…

FIFTY POUNDS 17 4 07

Please complete legibly in black type or bold block lettering

Company Number	2336032
Company Name in full	THE PARAGON GROUP OF COMPA[illegible]

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

ONE HUNDRED POUNDS 17 4 07

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	30/03/2007		
For each share:			
Nominal value	£0.10		
Maximum price paid	£5.87		
Minimum price paid	£5.83		

TWO HUNDRED POUNDS 17 4 07

The aggregate amount paid by the company for the shares to which this return relates was: £175,299.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £880.00

FIVE HUNDRED POUNDS 17 4 07

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 30/03/2007

(~~**a director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS,
B91 3QE. Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

11/06

Companies House
— for the record —

POS/E
11/4

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	40,000		
Date(s) shares delivered to the company	03/04/2007		
For each share:			
Nominal value	£0.10		
Maximum price paid	£5.88		
Minimum price paid	£5.84		

The aggregate amount paid by the company for the shares to which this return relates was: £234,476.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £1,175.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 03/04/2007

(**~~a director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS,
B91 3QE. Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

END